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VIA EDGAR AND FACSIMILE
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December 22, 2004


Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0409
Attention:  Barbara C. Jacobs, Assistant Director

Re: PowerHouse Technologies Group, Inc.; Registration Statement on Form SB-2
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    (File No. 333-118242)
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Dear Ms. Jacobs:

      PowerHouse Technologies Group, Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that the effective time of the above-referenced Registration Statement be accelerated so that the same will become effective on December 23, 2004, at 9:00 a.m., Eastern Time, or as soon thereafter as practicable. It would be appreciated if, as soon as the Registration Statement has been declared effective, you would so inform Gerald
A. Eppner (212-504-6286) of Cadwalader, Wickersham & Taft LLP.

      The Company hereby acknowledges that:

      o should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      The Company hereby confirms that it is aware that the Division of Enforcement has access to all information the Company provides to the staff of the Division of Corporation Finance in connection with the review of the Registration Statement or in response to the staff's comments on the Registration Statement.


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      The Company hereby further confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.


                                Very truly yours,

                                POWERHOUSE TECHNOLOGIES GROUP, INC.

                                /s/ Jay Elliot
                                --------------------------------------
                                Jay Elliot
                                Chief Executive Officer


cc: Jeffrey B. Werbitt, U.S. Securities and Exchange Commission